ATTORNEYS AT LAW

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414.271.2400 TEL

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WRITER’S DIRECT LINE

414.297.5668

rryba@foley.com EMAIL

CLIENT/MATTER NUMBER

044741-0103

October 30, 2017

Ms. Tiffany Piland Posil Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:         National Research Corporation

Amendment No. 1 to Schedule 13E-3

Filed October 20, 2017

File No. 005-52417

Revised Preliminary Proxy Statement on Schedule 14A

Filed October 20, 2017

File No. 001-35929

Dear Ms. Posil:

On behalf of our client, National Research Corporation (the “Company” or “NRC”), set forth below is the response of the Company to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated October 25, 2017, with respect to the above-referenced filings. The numbered item set forth below repeats (in bold italics) the comment of the Staff reflected in the comment letter, and following such comment is the response of the Company (in regular type). Concurrently herewith, the Company is filing Amendment No. 2 to Schedule 14A and Amendment No. 2 to Schedule 13E-3 that reflect the Company's response to your comment. In addition, we are delivering to the Staff clean and marked courtesy copies of the amendments to the Schedule 14A and Schedule 13E-3.

1.

Please note that each filing person must individually comply with the disclosure requirements of Schedule 13E-3, including Items 7 and 8. Please revise to disclose Mr. Hays’ purposes and reasons for the transaction and alternatives considered. See Item 7 of Schedule 13E-3 and Item 1013 of Regulation M-A. The purposes and reasons for the transaction and the alternatives considered by Mr. Hays may be different than those of the company, and this should be reflected in the disclosure. Please also revise the disclosure to include a statement as to whether Mr. Hays believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981). Please note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response:

The proxy statement has been revised in response to this comment of the Staff.

* * *

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission

October 30, 2017

Please note that the Company will update the financial information in the definitive proxy statement, as required.

We acknowledge and confirm on behalf of the filing persons that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5668.

Very truly yours, /s/ Russell E. Ryba Russell E. Ryba

cc:       National Research Corporation

Working Group